

05041734

SECURIT. N
Washingto-, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43227

RECEIVED MAR 31 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 San Felipe, Suite 2200
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roland Martinez 713-435-4371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

700 Louisana	Houston,	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roland Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Securities, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ALICE T GULLETT
Notary Public
State of Texas
My Commission Expires
May 27, 2006

Notary Public

Signature

FinOP

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NASD

February 25, 2005

Coastal Securities L.P.
5555 San Felipe, Suite 2200
Houston, TX 77056
Attn: John Melton

Re: Filing of Annual Audit Report for Coastal Securities, L.P.
For the year ending December 2004

Ladies and Gentlemen:

This is in response to your letter of February 15, 2005, in which you requested an extension until March 31, 2005 for the filing of the audit report specified in SEC Rule 17a-5(d). Based upon the representations presented, this is to advise you that your extension request is granted and such reports will be due on **March 31, 2005**. If you have any questions, please let me know.

Sincerely,

Scott H. Maestri
Supervisor of Examiners

/ct

cc: Eleanor Sabalbaro – Member Regulation Programs

Dallas District Office
12801 North Central Expressway
Suite 1050
Dallas, TX
75243-1778

tel 972 701 8554
fax 972 716 7646
www.nasd.com



KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report

The Partners
Coastal Securities L.P.:

We have audited the accompanying statements of financial condition of Coastal Securities L.P. (a Delaware limited partnership) (the Partnership) as of December 31, 2004 and 2003, and the related statements of operations, changes in partnership capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Securities L.P. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

March 25, 2005

COASTAL SECURITIES L.P.
(A Delaware Limited Partnership)

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	1,065,647	664,951
Cash restricted for contingent claims		1,515,812	2,765,812
Securities financed under repurchase agreements, at market value		324,530,799	225,479,390
Securities owned, at market value		210,641,041	244,161,762
Accrued interest and loan principal receivable		4,515,421	2,341,430
Fixed assets, net of accumulated depreciation and amortization of of $4,031,936 and $3,624,507 in 2004 and 2003, respectively		180,012	530,341
Good faith deposits		350,016	77,400
Other assets		2,160,692	585,133
Total assets	$	544,959,440	476,606,219
Liabilities and Partnership Capital			
Securities sold short, at market value	$	—	898,088
Amounts payable under repurchase agreements		308,139,987	215,886,633
Payable to clearing organization		56,712,597	84,117,385
Securities payable		100,305,435	88,723,445
Bank borrowings		44,204,892	54,141,949
Accounts payable and accrued liabilities		9,062,832	10,245,387
Total liabilities		518,425,743	454,012,887
Commitments and contingencies			
Partnership capital		26,533,697	22,593,332
Total liabilities and partnership capital	$	544,959,440	476,606,219

See accompanying notes to financial statements.

COASTAL SECURITIES L.P.
(A Delaware Limited Partnership)

Statements of Operations

Years ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$ 17,974,382	22,016,578
Trading	2,309,920	4,166,794
Public finance fees	3,680,720	5,338,444
Interest	14,065,705	13,462,984
Other	309,227	318,804
Total revenues	38,339,954	45,303,604
Expenses:		
Sales and commissioned trader compensation	12,064,155	14,726,891
Employee compensation and benefits	6,657,802	7,704,615
Clearance and execution	1,176,429	1,263,162
Occupancy, operating and overhead	4,465,646	10,468,965
Interest	7,688,528	6,760,059
Total expenses	32,052,560	40,923,692
Net income	$ 6,287,394	4,379,912

See accompanying notes to financial statements.

COASTAL SECURITIES L.P.
(A Delaware Limited Partnership)

Statements of Changes in Partnership Capital

Years ended December 31, 2004 and 2003

		General partner	Limited partners	Total
Balance at December 31, 2002	$	205,563	21,003,023	21,208,586
Net income		36,842	4,343,070	4,379,912
Purchase of partner's interest		(17,150)	(1,006,890)	(1,024,040)
Distributions to partners		(17,280)	(1,953,846)	(1,971,126)
Balance at December 31, 2003		207,975	22,385,357	22,593,332
Net income		48,320	6,239,074	6,287,394
Contributions from partners		—	500,000	500,000
Distributions to partners		(22,565)	(2,807,803)	(2,830,368)
Purchase of partner's interest		(16,661)	—	(16,661)
Balance at December 31, 2004	$	217,069	26,316,628	26,533,697

See accompanying notes to financial statements.

COASTAL SECURITIES L.P.
(A Delaware Limited Partnership)

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income	$	6,287,394	4,379,912
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		407,428	622,780
Changes in operating assets and liabilities:			
Securities financed under repurchase agreements		(99,051,409)	(2,387,383)
Securities owned		33,520,721	(37,574,351)
Accrued interest and loan principal receivable		(2,173,991)	(439,690)
Goodfaith deposits		(272,616)	39,500
Other receivables		(143,414)	—
Other assets		(67,145)	658,085
Restricted cash		1,250,000	—
Amounts payable under repurchase agreements		92,253,354	(951,293)
Securities payable		11,581,990	17,942,398
Bank borrowings		(9,937,057)	(9,723,017)
Accounts payable and accrued liabilities		(1,182,555)	2,166,926
Securities sold short		(898,088)	(15,855,600)
Payables to clearing organizations		(27,404,788)	42,828,900
Net cash flows provided by operating activities		4,169,824	1,707,167
Cash flows from investing activities:			
Payments for fixed assets		(57,099)	(271,507)
Investment in partnership		(865,000)	—
Net cash flows used in investing activities		(922,099)	(271,507)
Cash flows from financing activities:			
Purchase of partner's interest		(16,661)	—
Distributions to partners		(2,830,368)	(1,971,126)
Net cash flows provided by (used in) financing activities		(2,847,029)	(1,971,126)
Net (decrease) increase in cash and cash equivalents		400,696	(535,466)
Cash and cash equivalents, beginning of year		664,951	1,200,417
Cash and cash equivalents, end of year	$	1,065,647	664,951
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$	7,302,363	7,652,539
Noncash activity:			
Purchase of partner's interest		—	(1,024,040)
Contributions from partners		500,000	—

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

Coastal Securities L.P. (CSL or the Partnership) (a Delaware limited partnership) conducts its business as a registered securities broker dealer. The Partnership's broker dealer business consists of the buying, selling, and trading of government and government agency guaranteed securities and corporate and municipal bonds. The Partnership maintains inventories of these securities which are acquired in the new issue and secondary markets. Certain securities transactions are executed by CSL on behalf of its customers through a clearing broker dealer who carries such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. Small Business Administration (SBA) and other government guaranteed security transactions are self-cleared. In addition, CSL conducts public finance activities.

CSL is owned principally by limited partners who are employees of CSL. The general partner, CSL G.P. LLC, is also owned principally by certain employees of CSL. At December 31, 2004 and 2003, there were 115.6474 and 124.2549 general Partnership units outstanding and 14,932,915 and 14,647.6177 limited Partnership units outstanding, in CSL, respectively.

A put right exists which grants each partner the right to cause CSL to buy back its respective limited or general Partnership units. The Partnership's limited partnership agreement requires the Partnership, under the put right, to pay 50% of the purchase price for each unit within 90 days of the date of notice and the remaining 50% of the purchase price within one year of the date of notice, limited by certain cash flow and regulatory net capital requirements. The purchase price of the units, under the put right, will be the book value of the Partnership units as of the end of the following month after the date of notice to the Partnership.

(b) Inventories of Securities, Securities Owned, and Securities Sold Short

The inventory of securities financed under repurchase agreements and the inventory of securities owned and securities sold short are carried at estimated fair value based on quoted prices or amounts that approximate fair value. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. The increase or decrease in unrealized gain or loss is included in trading revenue in the statements of operations.

(c) Repurchase Agreements

The repurchase agreements entered into by the Partnership are primarily, by their terms, financing arrangements. The contractual liability amounts have been recorded as amounts payable under repurchase agreements, and the securities subject to such repurchase agreements have been recorded as securities financed under repurchase agreements.

(d) Revenue Recognition

Securities transactions and related revenue and expense are normally recorded in the accounts on a trade date basis. Certain securities transactions, primarily those involving securities guaranteed by

the SBA, are executed on a when, as, and if issued basis and may have settlement dates up to several months after the trade date.

Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent and is included in public finance fees on the statement of operations. Underwriting management fees and sales concessions are recorded on the settlement date, and underwriting fees are recorded at the time the underwriting is completed, and the related income is reasonably determinable.

(e) ***Commissions***

Commissions are recorded on a trade date basis as securities transactions occur and are paid to the employees on a settlement date basis.

(f) ***Accrued Interest and Loan Principal Receivable***

Accrued interest and loan principal receivable includes interest accrued on SBA loans and pools in inventory, as well as principal and interest payments due from servicer on SBA loans and pools.

(g) ***Payable to Clearing Organization***

The balance shown as payable to clearing organization results from normal trading transactions of CSL, as principal, and is collateralized by securities owned which are held at the clearing organization. Also included in this balance is accrued interest expense on amounts due the clearing broker, net of accrued interest income from bond issuers on securities owned and from the clearing broker on free credit balances.

(h) ***Fixed Assets***

Fixed assets are comprised of communications and technical equipment, furniture, fixtures, and leasehold improvements and are carried at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the life of the lease. Other fixed assets are depreciated on a straight-line basis over estimated useful lives of two to five years.

(i) ***Income Taxes***

As a limited partnership, provision for income taxes is not made in the accounts of CSL since such taxes are the responsibility of the individual partners. Further, partner capital accounts reflected in the accompanying statements of financial condition differ from amounts reported in the Partnership's federal income tax returns because of differences in accounting policies adopted and the timing of certain expense and revenue items for financial and tax reporting purposes.

(j) ***Derivative Instruments***

Derivative financial instruments consist of forward contracts at December 31, 2004 and 2003 are carried at market value. Unrealized gains or losses on these derivative contracts are recognized currently in the accompanying statements of operations as trading revenues. The Partnership does not apply hedge accounting as defined by Statement of Financial Accounting Standards (SFAS)

(Continued)

No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments including derivative financial instruments are marked to market with changes in fair values reflected in earnings.

As of December 31, 2004 and 2003, CSL did not hold any U.S. Treasury note short contracts. Any unrealized gain or loss in the value of the futures contracts was included in trading revenues.

(k) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash held in banks and a money market account. Included in cash and cash equivalents at December 31, 2004 and 2003 is $218,625 and $3,095, respectively, of restricted cash which is not available to the Partnership for general business purposes. These amounts represent funds held in a segregated account for the exclusive benefit of customers.

Cash restricted for contingent claims is cash held by banks as collateral for letters of credit issued by the banks to cover obligations associated with the sale of certain SBA strips to investors (see note 8d).

(l) Recently Issued Accounting Standards

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities*, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Partnership applies FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

The Partnership has evaluated the impact of applying FIN 46R and it is anticipated that it will not have a material effect on the Partnership's financial statements

In May 2003, FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, was issued. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Partnership, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise became effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Partnership on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial

(Continued)

instruments. The Partnership currently does not have any financial instruments that are within the scope of this Statement.

(m) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

CSL is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule prohibits a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2004, CSL's net capital ratio was 0.48 to 1, and its net capital of approximately $18,939,000 was in excess of its required net capital of approximately $604,000, resulting in excess net capital of approximately $18,335,000.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between CSL and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

(Continued)

(3) Securities Owned and Securities Sold Short

Securities owned consist of marketable securities carried at market value. Included in securities owned at December 31, 2004 and 2003 is $101,382,346 and $89,350,091, respectively, of principal balance of commitments to purchase SBA-guaranteed loans which have not yet been settled. The amounts payable related to these commitments is included in securities payable in the statements of financial condition. All owned securities, with the exception of the commitments described in note 8, are pledged under various financing agreements. Securities sold short also consist of marketable securities which are carried at market value. Open futures contracts are carried at the value of the initial margin requirement and any subsequent changes in the market value of open contracts. Resulting unrealized gains and losses from securities owned, securities sold short, and open futures contracts are included in trading revenues in the accompanying statements of operations. The securities' positions as of December 31, 2004 and 2003 are summarized as follows:

	2004	
	Securities owned	Securities sold short
SBA-guaranteed loans and pools	$ 528,369,861	—
U.S. government agency securities, primarily mortgage backed	927,785	—
Municipal securities	4,625,526	—
SBA interest-only strips	1,248,668	—
	$ 535,171,840	—

	2003	
	Securities owned	Securities sold short
SBA-guaranteed loans and pools	$ 234,159,026	—
U.S. government agency securities, primarily mortgage backed	1,359,480	898,088
Municipal securities	5,765,873	—
SBA interest-only strips	2,877,383	—
	$ 244,161,762	898,088

(4) Amounts Payable Under Repurchase Agreements

As of December 31, 2004, the amounts due under repurchase agreements are payable to various financial institutions, under sale and repurchase agreements with an aggregate limit of approximately $560,000,000, which may be increased at the discretion of the financial institutions. The amounts are due within 180 days of the advance of funds and are collateralized by securities in inventory. Interest is payable monthly, is computed daily using an index of prime, and is based on the aggregate amount outstanding under each agreement adjusted monthly on the first day of each month. At December 31, 2004 and 2003, CSL owed $851,919 and $374,784, respectively, in accrued interest payable to the various financial institutions. At

(Continued)

December 31, 2004 and 2003, the borrowing rates ranged from 2.65% to 3.00% and from 2.0% to 2.65%, respectively.

(5) Clearing Organization

The Partnership has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of approximately $100,000 be maintained by the Partnership. The deposit with the clearing organization bears interest at a rate determined by the clearing organization and is due on demand. The interest rate was 2.694% and 1.625% at December 31, 2004 and 2003, respectively.

(6) Bank Borrowings

Two of CSL's financing arrangements are with entities principally owned by one or more of its partners.

The secured bank line of credit is secured by securities owned by the Partnership. The agreement provides that the related-party entity may provide up to a maximum of $75,000,000 at December 31, 2004 and 2003 for the purchase of the guaranteed portions of SBA and other government agency guaranteed loans and pools. At December 31, 2004 and 2003, $44,204,892 and $54,141,949, respectively, was outstanding under this arrangement. The borrowing rate on the secured bank line of credit is calculated using an index of prime. The interest rate was 3.45% and 2.44% at December 31, 2004 and 2003, respectively.

The secured line-of-credit agreement with a subordinated security interest provides up to a combined maximum of $3,000,000 in the form of securities or cash at December 31, 2004 and 2003, respectively. The creditor bank is also a related party to the Partnership. This line of credit is secured by a subordinated security interest in the Partnership's SBA inventory. The credit line provides CSL with margin collateral in connection with repurchase agreement financing with other financial institutions. CSL pays a fee as specified in the agreement for the use of the collateral. At December 31, 2004 and 2003, the related party had pledged $3,000,000 in the form of securities to the creditor bank on CSL's behalf.

CSL incurred expenses of $1,183,480 and $1,392,543 for fees and interest to the related parties during 2004 and 2003, respectively, which are included in interest expense in the accompanying statements of operations. At December 31, 2004 and 2003, CSL owed the related parties $127,239 and $121,317, respectively, for such amounts which are included in accounts payable and accrued liabilities in the accompanying statements of financial condition.

(7) Employee Benefits

CSL has established a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. In addition, CSL may, at its discretion, make contributions to the plan up to limits prescribed in the Internal Revenue Code. During 2004 and 2003, CSL did not make any discretionary contributions to the plan.

(Continued)

(8) Commitments and Contingencies

(a) Commitments to Purchase and Resell Securities

The Partnership's commitments to purchase and resell SBA-guaranteed loans and pools as of December 31, 2004 and 2003 are summarized as follows:

		2004
Aggregate guaranteed principal of commitments to purchase and resell SBA-guaranteed loans included in securities owned	$	48,491,702
Aggregate guaranteed principal of commitments to purchase SBA-guaranteed loans, including loans for the purpose of forming pools included in securities owned		51,743,709
Aggregate guaranteed principal of when, as, and if-issued commitments to sell SBA-guaranteed pools		35,000,000
Aggregate guaranteed principal of SBA-guaranteed loans included in securities and financed under repurchase agreements for the purpose of forming pools		234,816,519

		2003
Aggregate guaranteed principal of commitments to purchase and resell SBA-guaranteed loans included in securities owned	$	53,370,869
Aggregate guaranteed principal of commitments to purchase SBA-guaranteed loans, including loans for the purpose of forming pools included in securities owned		35,352,576
Aggregate guaranteed principal of when, as, and if-issued commitments to sell SBA-guaranteed pools		112,535,485
Aggregate guaranteed principal of SBA-guaranteed loans included in securities and financed under repurchase agreements for the purpose of forming pools		199,855,811

These commitments are related to SBA-guaranteed loans and pools whose interest rates generally fluctuate with the prime rate. The Partnership records changes in the market value of these commitments in trading revenues in the accompanying statements of operations.

(b) Litigation

During 2003, the Partnership settled an arbitration filed through the National Association of Securities Dealers which claimed substantial actual and punitive monetary damages for breach of contract and damage to the claimant. This action was initiated by the claimant in 2002 resulting from certain individuals leaving the employment of the claimant and becoming employees of the Partnership. The arbitration awarded $6 million to the plaintiff which was paid during 2003.

(Continued)

The Partnership is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Partnership's financial position or results of operations.

(c) ***Market Risks and Credit Risks***

In the normal course of business, the clearing broker's and CSL's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose CSL to off balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and CSL seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. CSL is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and CSL monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, CSL sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes CSL to market risk in the event prices increase, as CSL may be obligated to acquire the securities at prevailing market prices.

Transactions in SBA-guaranteed loans and pools of such loans are executed with terms that require the loans to be funded or delivered to the Partnership for resale to the intended purchaser before the Partnership is obligated to make delivery to such purchaser. The Partnership, therefore, has little risk if a selling counterparty or party to a repurchase agreement is unable to honor its commitment to sell such securities to the Partnership and, as a result, the Partnership does not honor its commitment to sell to its customer. The Partnership has credit risk if a customer cannot honor his commitment to purchase loans. Since the principal of SBA loans is guaranteed by the federal government, credit risk is ultimately limited to any premium which the Partnership has paid for the loan. The premium paid for any individual loan would generally not be material to the Partnership's financial position.

Market value fluctuations of SBA-guaranteed securities which the Partnership is committed to purchase, for which it does not have a commitment to sell or for which a buyer does not honor his commitment to purchase, subjects the Partnership to market risk. This market risk is minimized due to the fact that the interest rates on these loans generally fluctuate with the prime rate.

The Partnership attempts to control its exposure to interest rate risk through the use of hedging strategies and various statistical monitoring techniques. On occasion, the Partnership will enter into interest rate future contracts as part of its hedging strategies.

Exchange-traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges.

(Continued)

(d) ***Yield Contingency Related to Variable Interest Entities***

In May 2000 and August 2001, the Partnership entered into agreements to sell $25 million and $30 million, respectively, of SBA interest-only strips to entities unrelated to the Partnership. These entities are considered qualified special purpose entities under SFAS No. 140. These entities were organized to purchase interest-only strips from CSL and issue notes to third-party investors. The activities of the entities are limited to collecting amounts on the interest-only strips and using such funds to pay the principal and interest on the issued notes as such amounts become due. The agreements require the Partnership to cover any deficiencies between interest paid by the entities and interest received by the entities from the interest-only strips for a period of five years and ten years, respectively, up to a maximum of $1,250,000 and $1,515,812, respectively. The Partnership's obligation under these yield contingencies is secured by letters of credit collateralized by cash deposits. The Partnership has recorded in accounts payable and accrued liabilities, its estimated exposure under these obligations based on management's best estimate of SBA prepayments, which are the primary factor impacting the interest cash flows on these strips. The Partnership has no retained interest in these transactions. During the year ended December 31, 2004, the Partnership funded its maximum liability related to the May 2000 agreement. The trustee released $1,250,000 restricted cash to the Partnership in 2004. Upon adoption of FIN 46R, the Partnership believes that, while these entities will meet the criteria of variable interest entities, it will not have to consolidate the entities.

(e) ***Securitization Activity***

The table below summarizes the cash flows received from securitization trusts during the years ended December 31, 2004 and 2003:

		2004	2003
Gross proceeds from deliveries	$	—	—
Cash paid related to yield contingencies		—	476,673

(f) ***Lease Commitments***

CSL leases its office facilities and certain office equipment under noncancelable operating leases. At December 31, 2004, future minimum rental commitments under these leases were as follows:

Year ending December 31:		
2005	$	420,981
2006		349,137
2007		163,406
2008		27,846

Rent expense totaled approximately $699,000 and $677,000 for the years ended December 31, 2004 and 2003, respectively.

(Continued)

(9) Other Related-Party Transactions

During the year ended December 31, 2003, the Partnership purchased the partnership interests of a member of the general partner for approximately $1,007,000. In addition, the Partnership recorded approximately $690,000 of severance expense related to the retirement of the president who was also a member of the general partner until December 31, 2003. The amounts due to the member of the general partner are included in accounts payable and accrued liabilities as of December 31, 2004.

During the years ended December 31, 2004 and 2003, the Partnership sold SBA loans and pools to a related party and recognized revenue of approximately $99,355 and $229,582, respectively, related to the transactions. As of December 31, 2004 and 2003, the Partnership had open commitments to sell SBA loans and pools to the related party of approximately $972,000 and $3,346,000, respectively.

A related party subleases office equipment and facilities from CSL, and the related party and CSL occasionally pay certain administrative costs on behalf of the other. These costs are not material and are reimbursed on a timely basis.

(10) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

a. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

b. The carrying amounts of accrued interest and loan principal receivable, other receivables, amounts payable to clearing organizations, and accounts payable and accrued liabilities approximate their fair values due to the short maturity of these items and/or the floating interest rates they bear.

c. The carrying amount of amounts payable under repurchase agreements approximates fair value due to the floating interest rates it bears.

d. The carrying amount of bank borrowings and other short-term borrowings approximates fair value due to the floating interest rates they bear.

(11) Exemption From Rule 15c3-3

The Partnership is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Partnership carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through one or more bank accounts designated as a "Special Account for the Exclusive Benefit of Customers."

During the years ended December 31, 2004 and 2003, in the opinion of management, the Partnership has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

(Continued)

COASTAL SECURITIES L.P.
(A Delaware Limited Partnership)

Notes to Financial Statements

December 31, 2004 and 2003

(12) Subordinated Liabilities

The Partnership had no subordinated liabilities during the years ended December 31, 2004 and 2003. Therefore, statements of changes in liabilities subordinated to claims of general creditors have not been presented.

Schedule

COASTAL SECURITIES L.P.
(A Delaware Limited Partnership)

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2004

Net capital:		
Partnership capital, as reported on statement of financial condition	$	26,533,697
Less nonallowable assets:		
Fixed assets, net		180,012
Other receivables		945,892
Interest and loan principal receivable		510,578
Other assets		1,214,799
Less other deductions, SBA premium haircuts		4,304,832
Net capital before haircuts on securities positions		19,377,584
Less haircuts:		
Exempted securities		438,575
Net capital	$	18,939,009
Aggregate indebtedness:		
Total aggregate indebtedness liabilities from statement of financial condition	$	9,062,832
Add collateral pledged by related party		—
Aggregate indebtedness	$	9,062,832
Net capital requirements (greater of 6.67% of aggregate indebtedness or $500,000)	$	604,189
Net capital in excess of required amount		18,334,820
Ratio of aggregate indebtedness to net capital		0.48 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17A-5, on March 30, 2005

See accompanying independent auditors' report.



KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Partners
Coastal Securities L.P.:

In planning and performing our audit of the financial statements of Coastal Securities L.P. (the Partnership) (a Delaware limited partnership) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 25, 2005